
03058406


INTEGRATED DEFENSE
TECHNOLOGIES IDT


SEC MAIL PROCESSING
RECEIVED
MAY 0 9 2003
WASH, D.C. 187 SECTION

P.E. 12/31/02

A MILESTONE YEAR FOR IDT



ANNUAL REPORT 2002

★ ★

INTEGRATED DEFENSE TECHNOLOGIES

★ ★

EXCALIBUR • METRIC SYSTEMS • PEI ELECTRONICS • SIERRA RESEARCH • SIGNIA • ZETA • CONTINENTAL ELECTRONICS CORPORATION • ENTERPRISE ELECTRONICS CORPORATION

IDT

About IDT

Integrated Defense Technologies, Inc. (NYSE: IDE) is a leading developer and provider of mission critical advanced electronics and technology products to the defense and intelligence industries. The company focuses on three business segments: electronic combat systems, diagnostics & power systems, and communications & surveillance systems. Our products are installed on or used in support of a broad array of military platforms in order to enhance their operational performance or extend their useful lives.

IDT is highly diversified. No one product, program, or platform accounts for more than 6 percent of our annual revenues. Our customers include all branches of the military, major domestic prime defense contractors, foreign defense contractors, foreign governments, and many U.S. Government agencies.

Major weapons systems that incorporate or are supported by IDT products include the M1 Abrams Main Battle Tank, the M2/M3 Bradley Fighting Vehicle, the Light Armored Vehicle, the DDG-51 Arleigh Burke Destroyer, the LHD-8 Amphibious Assault Ship, and the F-16 Fighting Falcon, F/A-18 Hornet, C-17 Globemaster II, and C-130 Hercules aircraft.

★★★★★

IDT EEC

IDT EXCALIBUR INTEGRATED DEFENSE

IDT PEI Integrated Defense Technologies PEI Electronics, Inc.

IDT Sierra Research INTEGRATED DEFENSE

Five-Year Financial Summary

The following selected historical financial information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements contained in this Annual Report.

	The Company					Predecessor
	Year ended December 31,				October 24, 1998 to December 25,	January 1, 1998 to October 23,
(In thousands except per share amounts)	2002	2001	2000	1999	1998	1998
Revenues	**$304,361**	$263,952	$180,573	$102,232	$10,198	$38,796
Goodwill impairment charge[1]	**(3,012)**	—	—	—	—	—
Income from operations	**26,749**	26,001	14,981	8,078	901	3,994
Refinancing costs[1]	**(25,748)**	—	(1,492)	(2,840)	—	—
Net income (loss)	**(4,107)**	2,299	605	(616)	25	2,916
Earnings (loss) per share						
basic	**(.21)**	.17	.06	(.06)	—	—
diluted	**(.21)**	.15	.05	(.06)	—	—
Working capital at end of period	**110,668**	73,306	75,176	18,131	9,247	7,281
Total assets at end of period	**447,700**	278,298	284,895	121,089	47,353	14,601
Total debt at end of period	**218,708**	171,225	177,710	66,824	31,741	—
Stockholders' equity at end of period	**163,409**	50,180	54,584	29,800	10,025	5,894

(1) See Notes 3 and 5 of Notes to Consolidated Financial Statements contained in this Annual Report for a discussion of the refinancing and goodwill impairment charges incurred by the Company during the three year period ended December 31, 2002. The goodwill impairment charge is included in the determination of income from operations for the year ended December 31, 2002.


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★ ★

LETTER TO SHAREHOLDERS
INTRODUCING IDT

★ ★

IN THE PUBLIC EYE

The year 2002 was a milestone in the evolution of Integrated Defense Technologies, Inc. Since 1998, we have worked diligently to assemble a group of outstanding companies with market-leading technologies and long-standing relationships in the defense industry. At the same time, we have combined these constituent companies into a focused whole, fostering synergies among them while reinforcing their distinctive identities.

On February 27, 2002, these efforts culminated in *our initial stock offering of 8.1 million shares of* common stock and commencement of trading on the New York Stock Exchange. We sold 6 million primary shares resulting in net cash proceeds to IDT of $116.7 million.

Taken as a whole, the events of this year provide a reliable indication of the principles that will shape our company going forward. *We target acquisitions carefully.* In November, we completed the acquisition of BAE SYSTEMS Advanced Systems operations in Gaithersburg, Maryland. This is an exceptional company with expertise in communications and surveillance systems and an excellent complement to our IDT-Zeta subsidiary. Renamed Signia-IDT, it will serve as a source of significant growth, as it is very well positioned to benefit from projected increases in intelligence and information technology spending.

We seek to balance strategic acquisitions with organic growth. The ultimate measure of a company's vitality is its ongoing ability to attract new business. Bookings for the year were $326.1 million, a 14 percent increase over 2001.

And finally, *we take measures to safeguard our balance sheet even as we seek strong growth.* Accordingly, we used the $116.7 million in net proceeds from our IPO for debt reduction and capitalization and have increased our focus on cash flow management.

We finished 2002 with record revenues of $304.4 million, a 15.3 percent increase over the $264.0 million in revenue reported in 2001. We incurred a net loss of $4.1 million or $0.21 per diluted share, primarily as a result of charges related to the Signia-IDT acquisition and its integration with IDT-Zeta, as well as to debt retirement and refinancing related to our initial public offering.

Most importantly, our efforts in 2002 have created the momentum for a successful 2003 and beyond. In addition to the integration of Signia-IDT and the strong revenue performance we experienced in the fourth quarter, we concluded 2002 with a substantial funded backlog, $285.8 million of a total backlog of $402.9 million. We expect revenue growth in excess of 30 percent to approximately $400 million in 2003.

AN ENVIRONMENT THAT DEMANDS LEADERSHIP

Our success this year reflects the alignment of our core competencies with the challenges faced by our customers in the military and the federal government. Since the end of the Cold War, the U.S. military has evolved to meet a new set of strategic and tactical global threats—a transformation that gained additional urgency from the tragedy of September 11, the war against terrorism, and the threat posed by the Iraqi regime.

Advances in electronics will provide the cornerstone of this new fighting force—improving the performance and flexibility, reducing the operating cost, and extending the life expectancy of existing and future platforms. Electronics expand mission capability by providing access to more and better data; they increase mission availability by providing better vehicle uptime and reduced system degradation; and they enhance mission survivability by providing better data, more timely data, and more effective counter measures.

By focusing on military and intelligence electronics, IDT has positioned itself to respond to this trend. Our goal is to become the contractor of choice or necessity in niches found in each of our three business segments—Electronic Combat Systems, Diagnostics & Power Systems, and Communications & Surveillance Systems. This strategy is based on our core competencies, which include:

- Hybrid electric technologies;
- Stationkeeping equipment and derivative network technologies;
- Signals intelligence systems and subsystems;
- Open air combat test and training ranges;
- Military diagnostics.

A Strategy That Focuses on Leadership

Our approach for attaining leadership in high-margin niches is to *assemble a group of military electronics companies that each has market-leading, often proprietary technology; excellent long-term customer relationships; a uniquely skilled workforce; and a preponderance of sole source contracts.* These complementary competencies have already created opportunities for IDT that other organizations would have difficulty seizing. For instance, we are the recognized "go-to" electronics experts for the Light Armored Vehicle (LAV) used by the Marine Corps. IDT-Metric Systems is the long-term designer of LAV-SLEP kits that extend the life of the LAV, while IDT-PEI Electronics creates test electronics for the LAV.

The range of our competencies gives us the ability to participate in a diverse group of programs, helping us to manage risk. *No one product, program, or platform currently accounts for more than 6 percent of our revenues.* This diversity extends across the entire life cycle of emerging and existing platforms as well as across our three business segments. For instance, we are a key participant in the three major military programs developing hybrid electric technology, but we also provide embedded diagnostics for the well-established Abrams Main Battle Tank and Bradley Fighting Vehicle.



IDT DERIVES APPROXIMATELY 70 PERCENT OF ITS REVENUES FROM SOLE-SOURCE CONTRACTS OR SOLE-PROVIDER RELATIONSHIPS.



We maximize the potential of these competencies by emphasizing sole-source relationships. *IDT derives approximately 70 percent of its revenues from sole-source contracts or sole-provider relationships.* These relationships provide us with significant opportunities to prepare for and develop follow-on programs while creating a stable base for continued organic growth. They also offer significant advantages in technology, time-to-market, and startup costs relative to new entrants or competitors. Our companies have many long-term relationships with their customers. IDT-Metric Systems, for instance, has been working with Lockheed Martin on the vehicle launch system for the DDG-51 Arleigh Burke Class Destroyer for 24 years.

Indeed, our significant intellectual capital, reflected in our ability to develop advanced proprietary solutions for mission critical applications, creates high barriers to entry. *Approximately 26% of our workforce is comprised of degreed engineers.* Over the last three years, we have devoted more than $175 million to research and development (including customer funded research and development, which is reflected in the Company's revenue and cost of revenue) on proprietary technologies intended to further our market leadership positions.

In summary, by combining proprietary technology, engineering skills, and extensive knowledge of our customers' needs, IDT has the potential not simply to compete effectively in existing niches, but to define and dominate new ones.

Delivering in 2002

Our purchase of the Gaithersburg Operations from BAE illustrates this strategy. Signia-IDT is one of the world's leading designers and manufacturers of high-performance radio frequency surveillance equipment, with a diverse and large installed base of more than 300 unique products. It has strong growth prospects, high margins, proprietary technology, and long-standing relationships with U.S. and allied government agencies. Furthermore, Signia-IDT's receivers, tuners, demodulators, and signal analyzers complement the signals intelligence expertise at IDT-Zeta. Given its strengths, we expect Signia-IDT to add to our annual revenue and profitability in its first full year



Signia-IDT is one of the world's leading designers and manufacturers of high-performance radio frequency surveillance equipment.



as part of IDT. We have taken steps to maximize the synergies we believe the Signia-IDT purchase can provide by combining it with IDT-Zeta, helping us realize additional efficiencies.

We also took a number of steps to strengthen our operations. In September 2002, John Sciuto joined us as President and Chief Operating Officer. Formerly President and CEO of Comptek Research, Inc., a manufacturer of surveillance and communications systems for the defense electronics market, Mr. Sciuto has a proven track record of managing profitable growth in defense industry companies.

In addition, we refined our management and control system with changes that should result in better margins, lower overhead, increased profitability, and sustained revenue growth. We also established a task force to focus company-wide attention on cash management. As a result of these efforts, fourth quarter 2002 was the company's best cash quarter since our inception.

Making Ourselves Felt in the Marketplace

In 2002, we were awarded significant projects in all three of our business segments. The sampling that follows provides an indication of the range of services we provide our customers and our level of engagement with them.

Our Electronic Combat Systems business segment optimizes the performance and readiness of combat troops, weapons systems, and military platforms. Among the contracts awarded in this segment in 2002 were:

- A $21.7 million firm fixed-price contract from the U.S. Marine Corps for the fiscal year 2003 production option for the Light Armored Vehicle Service Life Extension Program (LAV SLEP). We were selected instead of the original manufacturer of the LAV.
- A $19.4 million firm fixed-price contract from the U.S. Air Forces in Europe for the USAFE Rangeless Instrumentation Training System (URITS) Air Combat Training System.
- A contract totaling $13.2 million to provide development, production, and integrated logistics support of the low voltage electrical power load centers and distribution switchboards for use on the LHD-8 Amphibious Assault Ship currently under development by Northrop Grumman Ship Systems.
- A $10.4 million firm fixed-price contract to provide production and support of the launch control and power distribution subsystems of the Lockheed Martin vertical launching system produced for the DDG-51 Arleigh Burke Class Destroyers.

Our Diagnostics & Power Systems business segment creates products that enhance vehicle performance and mobility, fuel efficiencies, stealth capability, and survivability. This year, we were awarded:

- A $10.4 million fixed-price contract for six test program sets to upgrade existing general purpose interface assemblies on the Light Armored Vehicle. This equipment will be used by the Saudi Arabian National Guard.
- A delivery order totaling $9.5 million by the U.S. Army Tank Automotive Command for

WE ARE COMMITTED, NOT ONLY TO RETURNING THE HIGHEST POSSIBLE VALUE FOR OUR SHAREHOLDERS, BUT IN DOING OUR UTMOST TO ENSURE THAT ONLY THE FINEST AND MOST CAPABLE EQUIPMENT IS PUT IN THE HANDS OF OUR MEN AND WOMEN IN UNIFORM.

127 common support function module kits for direct support electrical system test set hardware (DSESTS).

Our Communications & Surveillance Systems business segment specializes in a host of products including advanced weather radar, high power broadcast transmitters, and amplifiers used in identifying friend or foe and jamming enemy communications systems. In 2002, we secured:

- A $4.2 million contract from the U.S. Air Force for system supplies and support services.
- Contracts totaling $2.4 million for advanced Doppler Weather Radar. These systems will be delivered by our IDT-Enterprise Electronics subsidiary.

BUILDING MOMENTUM

In 2003, we expect to move forward on a number of fronts. We believe our intellectual capital gives us the opportunity to define new market niches or to participate in the formation of these new segments at their inception. As we look to 2003 and beyond, we are excited about the potential of our work in a number of areas:

- We are the hybrid electric drive train integrator for three hybrid system programs, one with Carnegie Mellon University, one with Boeing Aerospace, and one with Northrop Grumman. IDT-PEI Electronics has delivered several hybrid electric HMMWVs for testing.
- Our unique understanding of the Abrams tank electronics suite has enabled us to introduce the Sidecar™ digital diagnostic system, which dramatically reduces downtime for the Abrams. Initial versions of this product have been greeted enthusiastically by our customers.
- We are preparing ourselves for leadership in the P5 Combat Training Systems (P5CTS) airborne electronics instrumentation and training program, a follow-on to our existing P4RC program with the U.S. Air Force.
- We will transition our stationkeeping equipment technology for use with the more sophisticated unmanned aerial vehicles. We were awarded a contract to develop such a prototype system this year.

IDT's record of achievement in 2002 and its demonstrated potential for 2003 and beyond have coincided with a sweeping transformation of the defense sector. Given that combination of factors, we have asked Bear, Stearns & Co. to assist us in evaluating alternatives that will enhance value for shareholders.

In assessing these initiatives and setting our course for the future, IDT has the advantage of an exceptionally able board of directors, comprised of experienced business leaders and some of our military's most able commanders. They are committed, not only to returning the highest possible value for our shareholders, but in doing their utmost to ensure that only the finest and most capable equipment is put in the hands of our men and women in uniform. At IDT, we believe that these two goals should, and must be, complementary.

Thomas J. Keenan

Thomas J. Keenan
Chief Executive Officer
Integrated Defense Technologies, Inc.

Maintaining the Highest Levels of Readiness

IDT designs and manufactures technology that provides air crews with maximum combat training flexibility and mobility, allowing warfighters to train wherever they fly. Thanks to the uniquely skilled work force employed in our IDT-Sierra, IDT-Metric, and IDT-Excalibur divisions, we are well positioned to emerge as a market leader in providing the most realistic, affordable, and all-encompassing combat technology solutions available to support such initiatives as the U.S. Army's Future Combat System and the F/A-22, as well as to support the programs of friendly foreign military customers.



Business Segment: Electronic Combat Systems
Optimizing the Performance and Readiness of Combat Troops, Weapons Systems, and Military Platforms

Our Electronic Combat Systems business segment, comprised of IDT-Metric Systems and IDT-Sierra Research, encompasses a variety of activities that enable the military's operational forces to train for and execute their missions. In 2002, this segment produced revenue of $153 million, representing about 50 percent of IDT's 2002 revenues. We have achieved market leadership as well as the potential for future growth in such areas as air combat training, test, and evaluation, shipboard and coastal electronics, electromechanical products, airlift avionics, and cargo delivery systems.

Advancing the Customer's Mission

IDT's presence in this business segment is characterized by long-term relationships. For instance, this year our IDT-Metric Systems subsidiary received another $10.4 million award for additional launch control electronics integral to the Lockheed Martin MK-41 Vertical Launch System. This award represents the 21st buy for a production program that started with the original development contract awarded in 1979.

We have the potential to develop a similar relationship as the prime integration contractor for the Marine Corps Light Armored Vehicle (LAV) Service Life Extension program. The purpose of the program is to ensure that the Marine Corps has a mobile, survivable, and reliable combat system through 2015. Our service life extension kits provide enhancements to the turret fire control electronics and vehicle hull electrical and mechanical systems, while also providing signature reduction treatments. We outperformed the original manufacturer of these vehicles in an open competition for this contract.

Ensuring Operational Readiness

IDT also has substantial prospects for leadership in open-air combat test and training systems. As weapons systems have become increasingly complex and more expensive to operate, the Department of Defense has turned to more economical methods such as artificial or virtual ranges and training. This is an area in which IDT, with its line of threat simulators and electronic warfare training and testing devices, has set industry standards.

As a sole source or in collaboration with other prime domestic vendors, IDT-Sierra provides a major share of the market's equipment for advanced ground-based surface-to-air threat simulators. At the same time, our IDT-Metric division is the leading source of special purpose pods used in live air combat training, related ground control systems, and air crew debriefing systems, plus sophisticated electronic warfare simulators and threat emitters used for laboratory testing and free space live training purposes.

Stationkeeping Equipment

Since 1964, IDT-Sierra has been the world's leading supplier of instrument formation flying systems known as Stationkeeping Equipment (SKE). These systems provide military transport aircraft with the ability to fly safely, in close formation, in all weather, and in zero visibility conditions without the need for voice communication or other external aids such as GPS or ground-mapping radar. SKE technology is proprietary, with these rights established and maintained through strategic research and development expenditures.

Our SKE technology is not only applicable to formation flying but can also provide self-organizing wideband data and radiolocation networks for unmanned aerial vehicles (UAVs) and ground combat vehicles. IDT-Sierra Research currently has a contract from the U.S. Army's Aviation Applied Technology Directorate to provide the communication infrastructure for teaming manned airborne and ground-based systems with UAVs.

Business Segment: Diagnostics and Power Systems
Enhancing Vehicle Performance and Mobility, Fuel Efficiencies, Stealth Capability, and Survivability

Our Diagnostics & Power Systems business segment, comprised of IDT-PEI Electronics, focuses on technology that improves the reliability, availability, and life span of combat vehicles. It represented about 28 percent, or $84 million, of IDT's 2002 revenues. We are well known for expertise in automated and embedded test equipment, power management, and vehicle electronics (vetronics), and embedded diagnostics for a variety of ground combat vehicles such as the Abrams Tank.

Building on Platform Knowledge

An exhaustive understanding of combat vehicle electronics and innovative power systems is at the core of IDT's prospects for success in this business segment. We specialize in the test equipment and line replaceable units for sophisticated electrical, electronic and electro-optic systems. Our Direct Support Electrical Systems Test Set (DSESTS) products, developed over many years by IDT-PEI Electronics under a sole-source contract to the U.S. Army, support the repair of electronic systems for the Abrams Main Battle Tank, the Bradley Fighting Vehicle, and a wide array of U.S. and foreign variants of the Light Armored Vehicle (LAV). More recently, this work has extended to U.S. Air Force applications with the development, production, and fielding of the nuclear certified re-entry system test set.

This background has permitted IDT to develop overlay systems that address unique issues with the older legacy systems, as well as more technologically advanced systems. One such system is the Sidecar™, currently being used in the Abrams Tank. IDT-PEI's experience with Abrams electronics gave its engineers insight into 16 separate analog systems used on the tank and allowed them to create the electronics needed to capture and analyze these signals. This data is displayed on a laptop to produce real-time diagnostics, dramatically reducing downtime. Currently on contract for more than 500 systems, we envision applications of this technology to a population of U.S. and foreign weapons systems that may reach 10,000 vehicles.

Hybrid Electric Power Trains

Commercial hybrid electric vehicles are essentially a conventional engine with an electric assist. Our hybrid vehicles use electric wheels powered by an optimized engine generator. This arrangement allows us to remove weight, increase fuel economy, decrease operational noise and emissions, place power at the wheels, reduce the acoustic and infrared signatures, and generate computer-grade power for other uses. The IDT Hybrid Electric HMMWV has the ability to produce enough electrical energy to power 17 average-sized homes.

IDT is the hybrid drive train integrator for three Future Combat System hybrid system programs, one with Carnegie Mellon University, one with Boeing Aerospace and one with Northrop Grumman. This year, our IDT-PEI subsidiary delivered two demonstration hybrid electric HMMWVs to the U.S. Army's Aberdeen Proving Grounds for performance testing and evaluation and two to the Yuma Proving Grounds for hot weather testing. They are the first such hybrid powered vehicles to be produced and subjected to formal Army assessment, testing, and evaluation. The U.S. Army has recently announced its intention to purchase 20,500 of these vehicles in coming years.





A Mobile Power Source

Our hybrid electric technology provides more than transportation. It transforms the combat vehicle into a mobile platform for the generation, conversion, distribution, and delivery of auxiliary power. This technology is particularly suited to provide highly integrated power sources for emerging Directed Energy Applications where extremely high peak power is required for offensive and defensive weapons and active protection systems. IDT anticipates meeting the energy needs of a 100kw solid state laser with our existing hybrid HMMWV design.



Our airborne intercept, direction finding, jamming, and deception system can be installed in a wide range of aircraft, from small twin turboprop or jet aircraft to large aircraft such as the C-130, 707, and 757.

BUSINESS SEGMENT: COMMUNICATIONS & SURVEILLANCE SYSTEMS SPECIALIZING IN PRODUCTS USED IN IDENTIFYING FRIEND OR FOE AND JAMMING ENEMY COMMUNICATIONS SYSTEMS

Our Communications & Surveillance Systems business segment, comprised of Signia-IDT, IDT-Zeta, IDT-Enterprise Electronics, and IDT-Continental, supports a full range of military intelligence gathering operations. It represented about 22 percent, or $67 million, of IDT's 2002 revenues. Our products include signal intercept, location, and analysis products used in communications and signals intelligence equipment, advanced weather radar, high power broadcast transmitters, and amplifiers for identifying friend or foe and jamming enemy communications systems.

SIGNALS INTELLIGENCE GATHERING

With the acquisition of Signia-IDT in November 2002, IDT has become the market leader in surveillance equipment used in communications intelligence (COMINT) and signals intelligence (SIGINT) applications—primarily tuners and receivers. Signia-IDT enjoys extremely strong, long-standing relationships with virtually all U.S. intelligence agencies and all branches of the Department of Defense, as well as several international governments and defense prime contractors.

Signia-IDT has a culture of innovation that will ensure market leadership for years to come. Tuners have been a steadily increasing market segment for Signia-IDT as technology has migrated to digitization of the radio frequency spectrum. Signia-IDT intends to grow tuner revenues by continuing to leverage the newly introduced SI-9136 VME tuner product line to all major Department of Defense programs. It has begun development of the SI-9106 tuner that will be introduced in 2004. We expect this to be the tuner of choice for top-end COMINT applications.

We also foresee high growth potential in two new tuner segments, specifically, the super high frequency (SHF) and the upconverter (exciter) market. Signia-IDT has introduced its first tuner in the SHF market and currently has a substantial backlog. As we expand our SHF tuner/receiver product line, we will incorporate IDT-Zeta's MIC chip and wire assembly process into Signia-IDT's down-converter designs. At the same time, Signia-IDT will capitalize on IDT-Zeta's engineering experience in the higher microwave frequency ranges. Signia-IDT also plans to penetrate the up-converter market with its recently developed core VHF/UHF tuner technology. We foresee production deliveries beginning in late 2003.

NEW APPROACHES TO WEATHER RADARS AND BROADCASTING

Engineers at our IDT-Enterprise subsidiary are widely considered the pioneers of Doppler weather radar systems. Our goal is to continue this tradition of innovation into the new century. In 2001, IDT-Enterprise was selected to provide an S-Band Doppler weather radar as a gap-filler for the Evansville, Indiana, area. We won this contract over the original radar supplier. This project has strategic significance because it is also the entrée into the National Weather Service NEXRAD upgrade marketplace and other gap fillers. At the same time, we continue to focus on military and homeland security applications. Our new MiniMax portable weather radar will be marketed to the military for transportable Doppler weather radar systems, while our next generation radars will be able to trace the progress of aerosols as well as rain.

Our IDT-Continental Electronics subsidiary has the advantage of a huge installed base of radio transmitters worldwide. It now has the opportunity to upgrade this base as a result of the emerging shift to digital broadcasting. Our plan is to invest heavily in R&D to position the company to take advantage of Digital Radio Mondial and HD Radio™ standards.

IDT Companies
An Outstanding Team

IDT has assembled both an extremely well-qualified and experienced management team and a selection of companies with market-leading, often proprietary technology, excellent long-term relationships with their customers, a uniquely skilled workforce, and an extraordinary number of sole source contracts. As a whole, they supply products to a market that includes 5,000 aircraft, 800 naval vessels, 20,000 combat vehicles, 100,000 transport vehicles, 400 missile systems, and 60 combat training ranges in the United States alone.

Each IDT division brings its own set of unique strengths to the organization. The depth of expertise and experience within each division and its ability to collaborate with other IDT divisions provides the advantage needed to achieve and sustain market leadership in each of our business segments.

IDT-PEI Electronics: Automated Test Equipment and Hybrid Vehicle Technologies

IDT-PEI Electronics has more than 40 years' experience in the design and manufacture of automated test equipment, electro-optical systems, and vehicle electronics subsystems. IDT-PEI products include the direct support electrical system test set (DSESTS), which provides testing for complex electronic assemblies in a variety of combat vehicles, the nuclear-certified re-entry system test set used to test and checkout Minuteman III ICBM re-entry systems and vehicles, and the Sidecar™ on-vehicle test and diagnostic system. The Sidecar™ is a major innovation that we expect will increase the operational readiness of the M1 Abrams legacy fleet and assist the U.S. Army to diagnose and correct electronic failures quickly and efficiently, even in battlefield conditions.

IDT-PEI is also a system integrator of alternatively powered vehicles. Its focus is on developing material solutions and products for critical hybrid propulsion technologies including electric, hybrid electric, and distributed electric power.

IDT PEI
Integrated Defense Technologies
PEI Electronics, Inc.

As an example of these opportunities, IDT-PEI Electronics recently won a $2.6 million contract for a hybrid electric HMMWV that would provide mobility and generate power for a high powered microwave system. This mobile microwave system would provide nonlethal protection for critical military and civilian infrastructure.

IDT-Sierra Research: Electronic Warfare Threat Training, Stationkeeping, and Shipborne Control Systems

Founded in 1957, IDT-Sierra Research designs, manufactures, and supports electronic warfare threat simulation and training systems, stationkeeping equipment, and networking equipment for shipborne control systems. Its products are used by multiple U.S. government agencies, including all four of the U.S. armed forces, and by governmental and private organizations in more than 35 countries.


IDT Sierra Research
INTEGRATED DEFENSE

IDT-Sierra designs and manufactures an extremely successful line of ground-based high-fidelity and high-power threats for "train-as-you-will fight" exercises. They include the Aircraft Survivability Equipment Trainer, which duplicates a wide variety of enemy air defense threats. It gives U.S. Army pilots a diversity of training scenarios while providing positive real-time debriefing feedback to the air crew. IDT-Sierra also makes the Unmanned Threat Emitter, used extensively by the U.S. Air Force, and the Mobile Threat Emitter System, used by the U.S. Air National Guard.

In addition, IDT-Sierra is the world's leading supplier of instrument formation flying systems known as Stationkeeping Equipment (SKE). These systems, based on proprietary technology, provide military transport aircraft with the ability to fly safely, in close formation, in all weather and in zero-visibility conditions without the need for voice communications or external aids such as GPS or ground-mapping radar.

IDT-Sierra is also the supplier of two generations of the AN/USQ-82 shipboard Data Multiplex System (DMS) for the DDG-51 Arleigh Burke Class Destroyer. The DMS is a fully redundant network which distributes nontactical data. The second-generation fiber-optic DMS reflects IDT-Sierra's ability to evolve from our first-generation system's copper-based data bus technology to a fiber distributed data interface.



IDT-SIERRA IS THE WORLD'S LEADING SUPPLIER OF INSTRUMENT FORMATION FLYING SYSTEMS KNOWN AS STATIONKEEPING EQUIPMENT (SKE).



IDT-EXCALIBUR SYSTEMS: ELECTRONIC WARFARE TRAINING, TESTING, AND EVALUATION SYSTEMS

Founded in 1988, IDT-Excalibur specializes in the design and production of high-quality and cost-effective simulators for electronic warfare training, testing, and evaluation systems. Its products can simulate and stimulate electronic support measures, electronic intelligence, radar warning receiver, and self-contained jammer receiving systems. The heart of all these products is its highly versatile ThreatBuilder emitter and scenario generation software.

For example, IDT-Excalibur's Virtual Integrated Electronic Warfare Simulator (VIEWS), delivered on CD-ROM with ThreatBuilder, enables trainers to duplicate consoles from a number of aircraft and ships on a personal computer and to design realistic, real-time training scenarios involving a number of threats.



IDT EXCALIBUR
INTEGRATED DEFENSE

IDT-Excalibur's simulators are highly versatile and easily programmed. Its TS Series of test and evaluation threat simulators are configured from a standard suite of digital cards and microwave channels that can be arranged to simulate a large number of threats.

IDT-ENTERPRISE ELECTRONICS: DOPPLER WEATHER RADAR AND METEOROLOGICAL ANALYSIS SOFTWARE

IDT-Enterprise Electronics is the global leader in the design, development and production of Doppler weather radar systems and analysis systems, supplying more than 40 percent of the market. IDT-Enterprise engineers delivered the first affordable general-purpose weather radar system in 1971 and in 1981 introduced the first commercially viable




IDT EEC

Doppler weather system. Today, it has an installed base of more than 800 Doppler weather radars around the world.

Approximately 70 percent of the company's annual revenue is generated by sales to meteorological departments, military organizations, and research organizations overseas. In the United States, IDT-Enterprise Electronics was selected to provide an S-band Doppler radar to supplement the existing NEXRAD network. The company's new MiniMax portable weather radar addresses the military market requirement for transportable Doppler weather radar systems.

IDT-Metric Systems: Electronic Control and Monitoring, Simulation and Training, Radar, and Combat Vehicle Enhancement Systems

IDT-Metric Systems designs and produces complex electronic control systems used in shipboard, ground, and air applications. Its engineering competencies include digital control units, power control systems, munitions electronic integration, and launching and dispensing systems. IDT-Metric produces the launch control and power distribution subsystems of the Lockheed Martin vertical launching system produced for the DDG-51 Arleigh Burke Class Destroyers.



Another area of expertise is combat vehicle enhancements that improve a vehicle's survivability, sustainability, mobility, and lethality. This includes such techniques as thermal and visual signal reduction and service life extension program kits for the Marine Corps Light Armored Vehicle.

IDT-Metric also designs and develops complex electronic warfare radar systems and is a premier supplier of advanced pulse-Doppler radars and software control systems. For instance, the Peregrine radar system, used for air/sea surveillance, has the capacity to track up to 100 air and sea targets simultaneously. Other electronic warfare radar development programs and products include anti-aircraft artillery radar training systems, surface-to-air missile radar training systems, and early warning/ground control intercept threat and height-finder radar systems.




IDT METRIC SYSTEMS
INTEGRATED DEFENSE

IDT-Metric has delivered more airborne instrumentation systems for test and training ranges than any other company in the world. It designs and manufactures GPS-based instrumentation pods and plates for fighter, bomber, transport, helicopter, and experimental test platforms. Additionally, IDT-Metric produces a line of airborne emitter pods that provide threat simulation for conventional and pulse-Doppler airborne radar systems.

IDT-Continental Electronics: Radio Frequency Broadcast Transmission Equipment

Currently a subsidiary of IDT-Metric Systems, IDT-Continental Electronics is the premier manufacturer of radio frequency (RF) broadcast transmission equipment. Founded in 1946, IDT-Continental Electronics specializes in the design, development, and manufacture of leading-edge transmitter systems for the global market.

The division produces a wide variety of products. Its systems span the frequency spectrum from very low frequencies to extremely high frequencies, over a range of power levels. Thanks to this versatility, it retains a huge installed base throughout the world consisting of thousands of customers in more than 100 countries on six continents, including the U.S. and foreign commercial radio stations and government agencies.




IDT Continental Electronics
INTEGRATED DEFENSE

IDT-Continental has a number of new products under development to capitalize on the emerging standards for digital broadcasting, DRM, and HD Radio™. The division is also exploring industrial uses for RF energy to heat various liquids in the chemical industry. Compared to other heating process, RF provides lower heat times, greater flexibility of heat cycles, and more accurate temperature control.

SIGNIA-IDT: RECEIVERS, TUNERS, DEMODULATORS, AND SIGNAL ANALYZERS FOR SIGNALS INTELLIGENCE

Signia-IDT offers innovative, state-of-the-art communications equipment for surveillance, radio direction finding and signal processing applications. For more than 40 years, it has been a world leader in providing high-performance radio frequency (RF) solutions to the military and intelligence markets. Signia-IDT is recognized for its expertise in developing products that range from miniature, single-function components through integrated subassemblies to self-contained systems, as well as for its custom software. Signia-IDT's products consist primarily of receivers, tuners, demodulators and signal analyzers designed for processing signals within a frequency spectrum of 20 kHz to 18 GHz.




Signia
INTEGRATED
DEFENSE
TECHNOLOGIES
INFINITE SOLUTIONS

Signia-IDT is also emerging as a leading provider of RF receiver front-ends to wireless and broadband communications equipment manufacturers. Our compact microwave tuners, converters, and receivers feature the lowest-phase noise and highest spur-free dynamic range in the market today.




ZETA
an Integrated Defense Technologies Company

IDT-ZETA: MICROWAVE, RADIO FREQUENCY, AND SIGNALS INTELLIGENCE SYSTEMS

IDT-Zeta has more than 30 years' experience designing and manufacturing high technology communications, electronic warfare, and signals intelligence systems using microwave and radio frequency technologies for the defense and telecommunications industries. IDT-Zeta's sophisticated products serve in a variety of critical environments including satellites, space and re-entry vehicles, shipboard, land and airborne military systems, and advanced communications signals intelligence systems.

IDT-Zeta's products can be divided into three areas. The division specializes in the development and manufacture of high-quality, cost-effective microwave components and subsystems that provide the highest level of performance in critical areas such as frequency agility, accuracy, stability, and signal purity. IDT-Zeta also offers radio frequency power products and systems for a wide range of applications including broadband amplifiers for electronic countermeasures systems, flight termination transmitters for missile and space ranges, and high power amplifiers for communications, satellite communications, and friend or foe identification. Finally, IDT-Zeta supplies high performance communication signals intercept, direction finding (DF), emitter location, and jamming systems to government security and military agencies around the world.



SIGNIA-IDT IS ALSO EMERGING AS A LEADING PROVIDER OF RF RECEIVER FRONT-ENDS TO WIRELESS AND BROADBAND COMMUNICATIONS EQUIPMENT MANUFACTURERS.



Making a Lasting Impression

Although 2002 marked IDT's first year as a publicly traded company, our long heritage of serving the military, extending back more than 50 years, is evident in all of our dealings with our customers. We value long-term relationships, and we make a concerted effort to sustain them.

For us, this means more than simply meeting expectations. Maintaining high standards of quality and delivering products and services on-time is what all companies strive for, and we do this well. For instance, this year Lockheed Martin presented our IDT-Metric Systems subsidiary with its STAR Award for achieving 100 percent quality and 100 percent delivery during the last year. In addition, IDT-PEI is one of the original participants in the Army Materiel Command's Contractor Performance Certification Program, which means that we avoid many of the oversight and reporting requirements that other contractors face.

But this standard represents a starting point for us. We seek to provide additional value to our customers by being more than order takers. We are contributors. We devote our resources to advancing state-of-the-art technology and to devising new solutions and new approaches that our customers can use to serve the men and women in uniform more effectively.

IDT has been recognized for this additional level of commitment. This year, IDT-PEI Electronics was selected by the U.S. Army Future Combat Systems (FCS) Lead System Integration team consisting of The Boeing Company and Science Applications International Corporation (SAIC) to participate as a "Best in Industry" team member in the requirements and concept definition for the Army's next generation ground vehicle fleet. We look forward to contributing our knowledge and our experience to these projects.

At IDT, we believe that adhering to this higher standard is the right thing to do for our customers. But it is also the right thing to do for our business. By establishing long-term relationships and by consistently exceeding expectations, we believe that we will deliver higher returns for our shareholders.

